January 11, 2007

Mr. Jim Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-0005


Re: Cardinal Health, Inc.
Form 10-K for fiscal year ended June 30, 2005
File Number 1-11373


Dear Mr. Rosenberg:

On behalf of our client, Cardinal Health, Inc. (the "Company"), set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission (the "SEC" or "Commission") that appeared in your letter, dated October 16, 2006, with respect to the filing referenced above.

For the Staff's convenience, the text of the Staff's comments is set forth below in bold followed in each case by the response.

1.   **You assert in your September 21st letter that, although the company has historically believed that it would be helpful for investors to differentiate revenue from bulk customers from other revenue in the Company's pharmaceutical distribution business, disclosure about revenue from bulk customers is no longer meaningful, is neither required nor material and, in fact, may appear to be confusing to investors and other readers of the Company's SEC filings. You have proposed to delete the revenue from bulk customer disclosure in future SEC filings and to no longer differentiate it in the Company's SEC filings.**

This assertion appears to be inconsistent with the following factors:

- **Cardinal management's prior representations and responses to our comments. See for example response F on pages 12 and 13 of your June 12, 2006 letter and response 6 of your November 30, 2005 letter.**
- **Cardinal management's historical practice, even under Cardinal's fee for service model, of disclosing in each annual and quarterly periodic report revenue from bulk customers. We assume that those disclosures were made to comply with Item 303 of Regulations S-K – Managements, Discussion and**

Analysis along with Financial Reporting Release No. 36 and Interpretive Release 33-8350 that requires registrants to provide textual disclosure enabling investors and other users to asses results of operations.

- Cardinal management's apparent practice of discussing revenue from bulk customers and its effect and expected effect on "margins" and "earnings" when explaining Cardinal's financial results and to analysts and investors in earnings conference calls. See, for example, the final transcript of your August 3, 2006 earnings conference call posted on your website.
- Analysts' and investors' apparent interest in bulk revenues and its effect on margin as suggested by the questions raised about bulk revenue in your earnings conference calls. See, for example, the final transcript of your August 3, 2006 earnings conference call posted on your website.
- Cardinal management's acknowledgement that "[bulk revenues] is a classification used throughout the industry, and the Company frequently responds to investor inquiries regarding bulk sales." See response 6 of your November 30, 2005 letter.

These factors appear to suggest that disclosure about bulk revenues is material to an investor's understanding of Cardinal's results of operations. In addition, the staff's response to question 1 of SAB Topic 13.B indicates that transactions with classes of customers that have a lower gross profit margin than other sales should be analyzed in MD&A. If bulk were not discussed, it's not clear how the company would explain results of operations including fluctuations in revenues, gross profit, operating earnings (GAAP) and net income.

Please provide us explanation that reconcile your assertion that analysis of bulk revenue is not material in light of the above factors. If you believe that you can justify your assertion, and you continue to believe that disclosure about revenue from bulk customers should be deleted, please address the following:

- Provide us proposed disclosure as to how you would explain your results of operations.
- Tell us to what extent you would, in the future, discuss revenue from bulk customers on earnings conference calls and otherwise discuss/disclose it beyond your SEC filings, and
- Tell us how you would intend to respond to questions about it from analysts/investors.

Response: As we discussed with the Staff, the Company will continue to disclose revenue from bulk customers in its securities filings. The Company proposes to include the disclosure below in its quarterly report on Form 10-Q for its fiscal quarter ending December 31, 2006, updated as appropriate:

The Healthcare Supply Chain Services – Pharmaceutical segment differentiates between bulk and non-bulk customers, because bulk customers generate significantly lower segment profit per revenue dollar than non-bulk customers. Segment profit is segment revenue less segment cost of products sold, less segment selling, general and administrative expenses (other than equity compensation). See Segment Information footnote in this filing for differences between segment profit and consolidated operating earnings.

Bulk customers consist of customers' centralized warehouse operations and customers' mail order businesses. All other customers are classified as non-bulk customers (for example: retail stores; pharmacies; hospitals; and alternate care sites). Bulk customers include warehouse operations of retail chains, whose retail stores are classified as non-bulk customers. Bulk customers have the ability to process large quantities of products in central locations and self distribute these products to their individual retail stores or customers. Substantially all deliveries to bulk customers consist of product shipped in the same form as the product is received from the manufacturer, but a small portion of deliveries to bulk customers are broken down into smaller units prior to shipping. Non-bulk customers, on the other hand, require more complex servicing by the Company. These services, all of which are performed by the Company, include receiving inventory in large or full case quantities and breaking it down into smaller quantities, warehousing the product for a longer period of time, picking individual products specific to a customer's order and delivering that smaller order to a customer location.

Bulk customers receive lower pricing, generating lower revenue for the Company, on sales of the same products than non-bulk customers due to volume pricing in a competitive market and lower costs related to the services provided by the Company. Bulk customers also generate higher cost of products sold than non-bulk customers because bulk customers' orders consist almost entirely of higher cost branded products. The lower revenue and higher cost of products sold results in significantly lower gross margin per revenue dollar from bulk customers than from non-bulk customers. The selling, general and administrative expenses relating to servicing bulk customers are substantially lower than servicing non-bulk customers, because as noted above, deliveries to bulk customers require substantially less services than deliveries to non-bulk customers. As a result of the lower pricing and higher costs of the products sold partially offset by lower selling, general and administrative expenses, segment profit per revenue dollar from bulk customers is significantly lower than that from non-bulk customers. See the Healthcare

Supply Chain Services – Pharmaceutical "Segment Profit" discussion below for the significant items impacting segment profit.

The Company defines bulk customers based on the way in which it operates its business and the services the Company performs for its customers. The Company is not aware of an industry standard regarding the definition of bulk customers and based solely on a review of the annual reports on Form 10-Ks of its direct competitors, the Company notes that other companies in comparable businesses may, or may not, use a different definition of bulk customers.

2.   **As indicated above, you discuss and answer questions about "margin" from "bulk" in the August 3, 2006 earnings conference call. Tell us why such an analysis is necessary to explain Cardinal's "financial results and the underlying issues driving them" in an earnings conference call, but is not necessary to explain those same financial results in the results of operations discussion in the MD&A of your June 30, 2006 Form 10-K.**

Response: As set forth in the proposed disclosure in response to comment 1, the Company intends to include disclosure relating to revenue from bulk and non-bulk customers in its future filings.

3.   **If either after responding to comment 1 above or you otherwise believe that disclosure about revenue from bulk customers is necessary, please revise your proposed disclosure in your September 21, 2006 response to address the points below and amend Cardinal's June 30, 2006 Form 10-K to include it:**
*   **In your proposed disclosure, please use a different term to describe the Pharmaceutical Distribution and Provider Services segment profit. The term "operating earnings" that you use in your proposed disclosure is the term that is used in your consolidated statement of earnings which differs significantly from how the segment profit is determined. Please also address this and revise as necessary as it relates to your segment disclosure to Note 17 to your financial statements.**

Response: As set forth in the proposed disclosure in response to comment 1, the Company no longer makes reference to "operating earnings" for the segment and instead refers to "segment profit". In its segment footnote to the financial statements in future filings, the Company will use the term "segment profit", and not "operating earnings" relating to its segments.

*   **In your proposed disclosure, terms such as "selling margin" and "vendor margin" are confusing. For example, it is unclear whether "customer pricing" represents revenue. Also, based on your prior**

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responses it appears that you are using the term "cost of products sold" in your description of "selling margin" differently than the similarly titled item on the face of your statement of earnings. Please revise your proposed disclosure to use terms that coincide with your consolidated statement of earnings and to clarify how each differs for bulk versus non-bulk. For example, if as it appears from your prior responses "selling margin" plus "vendor margin" equal GAAP gross margin; GAAP costs of products sold equals the sum of what you identify as "cost of product sold," cash discounts, rebates and fee for services; and you track revenue and "costs of product sold" for both bulk and non-bulk customers then consider whether you can meet the requirements of MD&A by quantifying and analyzing "bulk revenue", "nonbulk revenue", bulk "cost of product sold", non-bulk "cost of product sold", cash discounts, rebates and fees for services, substituting a more appropriate term for "cost of product sold" so that it will not be confused with the similarly titled amount on the face of the income statement.

Response: Please see the proposed disclosure included above in response to comment 1.

- **Refer to the discussion that begins in the second sentence of the second paragraph of your proposed disclosure. Clarify in your proposed disclosure the context of your comparison of bulk revenue to non-bulk revenue so that it is clear whether your comparison is based on aggregate dollars for bulk versus non-bulk or is based on a percentage relative to something such as revenue. Expand your discussion explaining why bulk revenue has lower "vendor margin" than non-bulk revenue to discuss each component of "vendor margin." Also, include disclosure that explains the relative significance of "lower."**

Response: As discussed with the Staff, we understand the desire to balance bulk revenue information with bulk expense information. We have explained the challenges of providing such information and the Company's belief that this information if disclosed, would cause substantial competitive harm to the Company, such that we believe that this information would qualify for confidential treatment.

We believe that the relative significance of the lower margin from bulk sales is best portrayed qualitatively. Because Healthcare Supply Chain Services - Pharmaceutical is a single reporting segment of a large company, if investors understand that bulk sales yield significantly lower margin as compared to non-bulk sales, they will have the information that they need to assess the quality of revenue growth.

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In the proposed disclosure, the Company has qualitatively disclosed the magnitude of the difference in segment profit between bulk and non-bulk customers. The Company has also qualitatively disclosed the magnitude of the difference in the components that make up segment profit between bulk and non-bulk customers. The Company believes that providing quantitative disclosure of these items would cause substantial competitive harm to the Company and therefore such quantitative information would qualify for confidential treatment.

- **Regarding prior comment 1.c., our reference to our comment 1.(E) should have been to 1.(H). The point of comment 1.c. was to request that where you propose to "add a footnote" regarding the "industry standard . . . definition of bulk customers," that you prominently provide that disclosure in the body of the disclosure rather than as a footnote.**

Response: Please see the last paragraph of the proposed disclosure.

4.   **We also have the following observations concerning your results of operations discussion in the MD&A of your June 30, 2006 Form 10-K. Without regard to your disclosures about revenue from bulk customers, revise your results of operations discussion:**
- **To explain changes in each line item from your consolidated statement of earnings. It appears that you have not discussed consolidated cost of products sold and gross margin.**
- **To qualify each factor that you attribute to a change in a line item when you attribute more than one reason for the change. By way of example, on page 43 in your explanation of PDPS operating earnings where you say that "operating earnings benefited from the following," you should quantify the affect that each of the five bullets listed had.**
- **To identify and quantify the underlying causes of the intermediate effects you describe. For example, in the example in the previous bullet, explain what caused strong earnings from generic products.**

Response: The Company has begun to address these comments in the "Overview" and "Segment Results" sections of the MD&A in its September 30, 2006 Form 10-Q (the "Q1FY2007 Form 10-Q"). Attached as Exhibit #1 to this letter is a copy of those sections of the Q1FY2007 Form 10-Q in which we have included disclosure that is responsive to these comments (highlighted for the Staff's convenience). They include discussion of the changes in consolidated cost of products sold.

Additionally, in future filings, the Company will explain changes in its consolidated gross margin line item and continue to develop quantification of the drivers of the disclosed changes. Below is an example of the type of

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segment profit disclosure the Company's proposes to include in future filings using the Company's Healthcare Supply Chain Services - Pharmaceutical segment results for the quarter ended September 30, 2006:

> Healthcare Supply Chain Services - Pharmaceutical. This segment's profit increased 24% in the first quarter of fiscal 2007 from the first quarter of fiscal 2006. Principal factors include:
>
> - Gross margin increased segment profit by approximately 17 percentage points (excluding the prior period items mentioned below) due primarily to favorable vendor pricing partially offset by additional discounts to customers. Favorable vendor pricing resulted from growth in amounts of cash discounts, fees for services, generic and nuclear pharmaceutical price discounts, and branded pharmaceutical price appreciation attributable primarily to increased sales volume and new generic launches. Discounts to customers increased due to continued competitive pressures.
>
> - Two prior period items increased segment profit by approximately 16 percentage points. The first item was the $31.8M charge recorded in the first quarter of fiscal 2006 reflecting credits owed to certain vendors for prior periods. The second item was a $7.6M vendor credit received in the first quarter of fiscal 2007 that related to prior periods.
>
> - Increases in selling, general and administrative expenses for the quarter decreased segment profit by approximately 9 percentage points. Increases in these expenses were primarily due to the acquisition of Dohmen and Parmed and increased sales volume.

* * * *

Should you have any questions or comments regarding the foregoing, please contact the undersigned at (212) 403-1309 or Brian Lane , at (949) 451-3867. At the Staff's request, Eric R. Slusser, Executive Vice President, Chief

Accounting Officer and Controller, or Jeffrey W. Henderson, Chief Financial Officer, are available to answer any questions that you may have.

Very truly yours,

David A. Katz

Enclosures

cc: Lisa Vanjoske
           Securities and Exchange Commission
      Ivan K. Fong
      Jeffrey W. Henderson
      Eric R. Slusser
           Cardinal Health, Inc.
      Brian Lane
           Gibson, Dunn & Crutcher